December 20, 2019

Michael Jackowski
Chief Executive Officer
Duck Creek Technologies, Inc.
22 Boston Wharf Road, Floor 10
Boston, MA 02210

       Re: Duck Creek Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 25, 2019
           CIK No. 0001160951

Dear Mr. Jackowski:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Company Overview, page 1

1. You disclose that you are "the leading Software-as-a-Services ("SaaS") provider of core systems for the P&C industry." Please disclose the basis for this statement and what measures you are using, such as revenues, market share or some other standard. Also, clarify if your leadership position applies only to software provided as a service in this market or if it encompasses the entire market of core systems software provided through
       SaaS, licensing and other means.
2. Please disclose when you began offering SaaS solutions for core systems in the P&C insurance industry.
 Michael Jackowski
Duck Creek Technologies, Inc.
December 20, 2019
Page 2
Our Growth Strategy, page 5

3. Please clarify how you calculate your win rate for new SaaS opportunities and disclose any assumptions underlying this calculation.
Risk Factors
Risks Related to Our Business and Industry
Our business depends on customers renewing and expanding their SaaS arrangements, term licenses..., page 17

4. Please briefly describe the circumstances under which your customers have the right to cancel their SaaS arrangements or term licenses before they expire. Our sales and implementation cycles are lengthy and variable..., page 21

5.       Please disclose the typical length of your sales cycle.
We may be obligated to disclose our proprietary source code to our customers..., page 24

6. Please indicate more specifically, by percentage or otherwise, the extent to which your
         SaaS arrangements and license agreements contain a source code escrow agreement.
Organization Structure, page 46

7. Please revise to provide a diagram of the existing organizational structure prior to the reorganization transactions including the percentages of voting and economic interest held by the Existing Holders. Also, please confirm that you intend to include a diagram depicting the organization structure following the reorganization and the offering.
Use of Proceeds, page 47

8. Revise to clarify throughout the filing what you mean by "certain" outstanding LP units.
9. Disclose how the redemption price for the outstanding LP Units of the Operating
         Partnership was determined, and quantify the amount of the offering proceeds to be received by Apax, Accenture and any other related party.
10. Please disclose the use of the proceeds from your revolving credit facility. Refer to
         Instruction 4 to Item 504 of Regulation S-K.
Capitalization, page 49
FirstName LastNameMichael Jackowski
11. Revise to include a column showing the pro forma capitalization reflective of the
Comapany NameDuckbut prior to the offering and use of proceeds, and include an explanation of reorganization, Creek Technologies, Inc.
December components of 2 adjustments in the notes.
       the 20, 2019 Page the
FirstName LastName
 Michael Jackowski
FirstName LastNameMichael Jackowski
Duck Creek Technologies, Inc.
Comapany20, 2019
December NameDuck Creek Technologies, Inc.
December 20, 2019 Page 3
Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors and Trends Affecting Our Results of Operations, page 53

12. Please discuss trends in renewal rates for your products and services. Other Financial Data and Key Metrics, page 55

13. Please revise to define the "measurement period" and explain how management uses SaaS
         Net Dollar Retention Rate and SaaS Annual Recurring Revenue in managing your business.
Business, page 70

14. We note that one customer accounted for approximately 10% of total revenue and two consolidated entities each represented in excess of 10% of your total revenue in 2019.
         Please identify these customers and disclose the material terms of your agreements with them. Refer to Item 101(c)(vii) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 97

15. Please discuss the November 13, 2019 sale of Class E preferred units and repurchase of
         Class A and Class B Units held by Apax, Accenture and certain other direct equity holders of the Operating Partnership. Disclose how the repurchase price was determined, and quantify the value received by Apax, Accenture and any other related party.
16. Discuss and quantify the terms of the reorganization and the use of the offering proceeds to redeem certain outstanding LP Units of the Operating Partnership to the extent they involve related parties.
Description of Capital Stock, page 101

17. Please discuss the provision in your amended and restated articles of incorporation that permits Apax and Accenture to engage in corporate opportunities for themselves that would benefit the company.
Underwriting, page 108

18. Please disclose the exceptions to the lock-up agreements. Disco Topco Holdings (Cayman), L.P.
Consolidated Statements of Operations, page F-7

19. While cost of revenue may exclude depreciation and amortization, presenting a measure of gross margin that excludes such amounts is not consistent with SAB Topic 11.B. Please revise accordingly.
 Michael Jackowski
FirstName LastNameMichael Jackowski
Duck Creek Technologies, Inc.
Comapany20, 2019
December NameDuck Creek Technologies, Inc.
December 20, 2019 Page 4
Page 4
FirstName LastName
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(g) Revenue Recognition, page F-12

20. Please tell us more about your accounting for variable consideration related to changes in customer's DWP in license agreements versus SaaS arrangements and refer to the authoritative guidance you relied upon when determining your accounting. As part of your response, please quantify the amount of revenue recognized from this variable consideration in the periods presented.
21. Please tell us and revise to clarify your disclosure that indicates that SaaS and license revenues are recognized "ratably in proportion to the total contractual DWP."
Note 18. Subsequent Events, page F-37

22. Please disclose any share-based compensation issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC
         855-10-50-2.
Note 19. Pro forma Financial Information (Unaudited), page F-38

23. You disclose on page 47 and throughout the filing that you intend to use a portion of the net proceeds from the offering to redeem certain outstanding LP Units of the Operating
         Partnership. However, your disclosure here indicates that you will have 100% economic ownership of the Operating Partnership prior to the completion of the offering. Please
         revise to resolve this inconsistency.              .
General

24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Michael J. Zeidel, Esq.